788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

No. 13-262
News Release	October 17, 2013

Platinum Group Metals Files Report on Updated Mineral Resource
Estimate for the Waterberg Platinum Project

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that further to its news release dated September 3, 2013 (the “Release”) announcing an updated inferred mineral resource estimate on the Company’s Waterberg Project located in a newly discovered extension of the Northern Limb of the Bushveld Complex of South Africa, it has today filed the associated National Instrument 43-101 technical report. The report, entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E)” is dated effective September 2, 2013 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey Mining (SA) Pty Ltd. supporting the disclosure of the updated inferred mineral resource estimate. The technical report is consistent in all material respects with the inferred mineral resource estimates announced in the Release. A copy of the report can be found at www.sedar.com and on the Company’s website. The Company controls an effective 49.9% interest in the Waterberg deposit in a joint venture with JOGMEC, the Japanese State Company and a private empowerment partner holding the balance.

On strike with the Waterberg deposit, exploration with 7 drill rigs continues, targeting the potential extension of the Bushveld Complex by drilling holes spaced 1 kilometer or more apart over approximately 20 kilometers. The Company holds an effective 87% interest in the extension prospecting permits.

R. Michael Jones, P.Eng., the Company’s Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the information contained in this news release.

About Platinum Group Metals Ltd.

In addition to its exploration at Waterberg, Platinum Group is building the WBJV Project 1 Platinum Mine in the Western Limb of the Bushveld Complex, South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Africa Wide Prospecting and Exploration (Pty) Limited, a wholly owned subsidiary of Wesizwe Platinum Ltd.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and CEO

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed anddo not accept responsibility for theaccuracy or adequacyof this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securitieslaws and forward-looking statements withinthe meaning of U.S.securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regardingthe Company’s plans to move into full scale development in the months ahead, the timing of any debt/financing for Project 1, the completion of account structuring the timingof first oreproduction and concentrate sales, and further exploration on the Company’s properties. In addition, the results of the UFS may constituteforward-looking statements to theextent thatthey reflectestimates of mineralization, capital and operatingexpenses, metal prices and other factors. Although the Company believes the forward-looking statements in this pressrelease are reasonable, it can give no assurance that the expectations and assumptions insuch statements willprove to be correct. The Companycautions investors that any forward-lookingstatementsby the Company arenot guarantees of futureresults or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variationsin market conditions; the nature, quality and quantity of any mineral deposits thatmay be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’sability to produce minerals fromits properties successfully or profitably, to continue its projected growth, or to be fully able to implement its businessstrategies a nd other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferredmineral resources.” We advise U.S. investorsthat while these terms are recognized and required by Canadian regulations, theSEC doesnot recognizethem. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and greatuncertaintyas to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” willever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not formthe basisof a feasibilitystudy or prefeasibility studies, except in rare cases. TheSEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnageand grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resourceexists or iseconomically or legallymineable.